Mail Stop 4561

September 26, 2006

Mr. Randall Bambrough
Chief Financial Officer
46430 Fremont Boulevard
Fremont, CA 94538

      Re: Intervideo, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2005
            Filed March 31, 2006
            Form 10-Q Filed August 9, 2006
            File No. 000-49809

Dear Mr. Bambrough:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief